SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                          SANTA FE FINANCIAL CORPORATION
                                  Name of Issuer

                     Common Stock, Par Value $0.10 Per Share
                           Title of Class of Securities

                                   802014-10-0
                                   CUSIP Number


                                 John V. Winfield
                         President and Chairman of the Board
                              The InterGroup Corporation
                        2121 Avenue of the Stars, Suite 2020
                           Los Angeles, California 90067
                                  (310) 556-1999
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 November 5, 1997
                                 ----------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

CUSIP No. 802014-10-0
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1.     Name of Reporting Person                     Tax Identification Number

       The InterGroup Corporation                         13-3293645
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2.     Check the Appropriate Box if a Member of a Group        (a) [ ]
                                                               (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         243,000
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           243,000
                                          ------------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     243,000 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     38.1%
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14.  Type of Reporting Person

     CO
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

                          AMENDMENT NO. 11
                           TO SCHEDULE 13D
                     OF THE INTERGROUP CORPORATION
                 REGARDING OWNERSHIP OF COMMON STOCK OF
                    SANTA FE FINANCIAL CORPORATION


          This Amendment No. 11 to Schedule 13D is being filed by The InterGroup Corporation ("InterGroup") to update information previously furnished. This Amendment reflects further acquisitions of Santa Fe Financial Corporation's common stock, par value $0.10 per share, ("the Common Stock") by InterGroup.

          The following items of this Schedule 13D are amended.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
          InterGroup used working capital as its source of funds to purchase all shares.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------
          (a) InterGroup, as of November 5, 1997, beneficially owns, for purposes of this Section 13(d) of the Exchange Act, 243,000 shares of the Common Stock. The shares represent 38.1% of the outstanding Common Stock.

          (b) InterGroup has sole voting and disposition power with respect to the shares described in Item 5(a). Mr. John V. Winfield is Chairman and President of InterGroup.

          (c) Information with respect to transactions effected by InterGroup in the Common Stock within the sixty (60) days prior to November 5, 1997 is set forth below:

                Number of           Price per
    Date         Shares               Share                Nature
    ----        ---------           ---------              ------
  10/16/97        1,000              $24.375         Open Market Purchase
  11/05/97        3,000              $24.375         Open Market Purchase

          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.


                                  SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 13, 1997               THE INTERGROUP CORPORATION
       -----------------
                                    By /s/ John V. Winfield
                                       -------------------------------
                                       John V. Winfield, President and
                                       Chairman of the Board